                                                                    Exhibit 99.1

REMARKS: On March 5, 2007, Royal Gold, Inc. entered into a Support and Option

Agreement ("IAMGOLD Support Agreement") with IAMGOLD Corporation ("IAMGOLD") in connection with Royal Gold entering into a letter agreement proposing to acquire

100% of the equity of Battle Mountain Gold Exploration Corp. ("Battle Mountain")

accepted by Battle Mountain February 28, 2007 ("Acquisition Proposal"). Pursuant

to the IAMGOLD Support Agreement, IAMGOLD granted Royal Gold an irrevocable option to purchase its beneficially owned Battle Mountain common stock, par value $0.001 ("common stock") at an option price per share equal to the greater of (i) 0.016925 shares of Royal Gold common stock, (ii) the per share consideration offered pursuant to a superior proposal to acquire Battle Mountain and (iii) the highest price paid by Royal Gold to any other shareholder of

Battle Mountain at any time during the ninety days prior to the date that the shareholders of Battle Mountain approve the acquisition proposal. The common stock subject to the IAMGOLD Support Agreement include shares of common stock that may be acquired upon the conversion of a 6% convertible debenture of Battle

Mountain Gold (Canada) Inc., a subsidiary of Battle Mountain (the "Debenture").

The outstanding principal and interest under the Debenture is convertible into

Battle Mountain common stock at a conversion price of $0.50 per share, subject to adjustment set forth in the Debenture. The IAMGOLD Support Agreement is described in, and included as an exhibit to, the Schedule 13D filed by Royal

Gold with the SEC on March 15, 2007.

On September 4, 2007, pursuant to Royal Gold's option under the IAMGOLD Support

Agreement, Royal Gold purchased 12,102,940 shares of common stock from IAMGOLD and its subsidiary Repadre International Corporation ("Repadre") at an exercise price of 0.0179 shares of Royal Gold common stock per share of common stock and paid $2,242,082 in cash to IAMGOLD in connection with the purchase of the

Debenture. Royal Gold issued a total of 216,642 shares of its common stock to

IAMGOLD and Repadre.

On September 5, 2007, Royal Gold converted the Debenture for 4,086,794 shares of common stock based on the outstanding principal and accrued interest as of

September 4, 2007.